Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 26,		November 27,		November 28,		November 30,		November 24,
	2006		2005		2004		2003		2002
	(Dollars in thousands)

Earnings:
Income (loss) before income taxes	$345,162		$282,601		$95,525		$(31,292)		$26,587
Add: Fixed charges	281,234		289,518		287,791		281,470		212,765
Add: Minority interest in consolidated subsidiaries	1,718		3,156		774		1,545		2,062

Total earnings	$628,114		$575,275		$384,090		$251,723		$241,414

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$250,637		$263,650		$260,124		$254,265		$186,493
Interest factor in rental expense(1)	30,597		25,868		27,667		27,205		26,272

Total fixed charges	$281,234		$289,518		$287,791		$281,470		$212,765

Ratio of earnings to fixed charges	2.2	x	2.0	x	1.3	x	—	x	1.1	x

Deficit of earnings to fixed charges	—		—		—		$(29,747)		—

(1)	Utilized an assumed interest factor of 33% in rental expense.